SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 2020

Commission File Number 0-28800

______________________

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F o

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2020, incorporated by reference herein:

Exhibit

99.1     Release dated January 10, 2020, “GOLD PRODUCTION UPDATE FOR THE SIX MONTHS ENDED 31 DECEMBER 2019”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: January 10, 2020                                         By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ISIN: ZAE000058723

JSE share code: DRD

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

GOLD PRODUCTION UPDATE FOR THE SIX MONTHS ENDED 31 DECEMBER 2019

DRDGOLD is pleased to announce that it produced slightly more than 3 tonnes of gold (3,037 kilograms) from its two operations, Ergo and Far West Gold Recoveries (“FWGR”), for the six months ended 31 December 2019, tracking the higher end of its production guidance of 190 000 ounces for the year ending 30 June 2020. The gold production of 3,037 kilograms for the six months ended 31 December 2019 represents a 33% increase on the gold production of 2,280 kilograms for the six months ended 31 December 2018, mainly as a result of the increased contribution by FWGR.

The information contained in this announcement does not constitute an earnings forecast. The financial information provided is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.

Johannesburg
10 January 2020

Sponsor
One Capital